Exhibit 99.1

Microcredit Subsidiary of China Rapid Finance (NYSE: XRF) Receives Top Industry Recognition as a 2018 Outstanding Microcredit Company of the Year

SHANGHAI, February 21, 2019 — China Rapid Finance Limited (“XRF” or the “Company”) (NYSE: XRF), a leading fintech company and operator of one of China’s largest consumer finance marketplaces, today announced that its microcredit subsidiary, Haidong CRF Microcredit Co., Ltd. (“Haidong”), received top industry recognition as a 2018 Outstanding Microcredit Company, named by the China Microcredit Companies Association (CMCA). CMCA is the national industry association authorized by the China Banking Regulatory Commission (CBRC).

Established in 2012, Haidong primarily facilitates loans to agricultural business owners with the support and close cooperation of Qinghai Province regulators in Qinghai Province, which ultimately helps lead to better regional economic development.

Haidong’s selection by CMCA was made based on CMCA’s evaluation of key performance measurements including quality and purpose of loans, target borrowers, target sector, microcredit loan attributes, and other factors. CMCA’s provincial offices selected candidates for the industry award after reviewing and evaluating companies in their regions, and then submitted their evaluation reports to a panel of industry experts organized by CMCA to make the final selection of Award winners.

“We are pleased to be recognized by this authoritative national trade organization,” said Dr. Zane Wang, the Company’s founder, chairman and co-chief executive officer. “This industry recognition reflects our success in providing professional lending services to agricultural business owners, diversifying asset allocation, and effective risk control. Our aim is to continuously improve China’s microcredit lending environment by providing tailored financial services to our customers.”

Russell Krauss, co-chief executive officer and vice chairman of the Company, added, “The fact that Haidong’s non-P2P microcredit business was acknowledged by the relevant authorities demonstrates our strong execution in this segment. Microcredit lending is a promising opportunity for the future growth of China Rapid Finance’s menu of financial services.”

About China Rapid Finance Limited

China Rapid Finance (NYSE: XRF) is a leading fintech company that operates one of China’s largest online consumer finance marketplaces, facilitating millions of loans annually. The Company facilitates affordable access to digital credit for one of the world's largest untapped consumer credit markets: China's mobile-active consumers. China Rapid Finance utilizes its proprietary, mobile-first technology to select creditworthy consumers for its platform. The Company facilitates smaller, shorter-term initial loans to selected consumers, and then enables returning borrowers who demonstrate positive credit behavior to qualify for larger, longer-term loans. This differentiated strategy is designed to attract and retain higher

Exhibit 99.1

quality consumers who can generate significant customer lifetime value. China Rapid Finance was founded by Dr. Zane Wang, who has decades of consumer credit industry experience in the U.S. and China. For more information, please visit http://ir.crfchina.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "may," "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations from management in this announcement, China Rapid Finance's financial outlook as well as China Rapid Finance's strategic and operational plans contain forward-looking statements. China Rapid Finance may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Rapid Finance's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: unexpected difficulties in China Rapid Finance's pursuit of its goals and strategies; the unexpected developments, including slow growth, in the consumer lending market; reduced demand for, and market acceptance of, China Rapid Finance's products and services; difficulties keeping and strengthening relationships with borrowers or investors; difficulties of expanding data and channel partnerships, potentially costly servicing activities; competition in the consumer lending market; PRC governmental regulations and policies; and general economic and business conditions in the regions where China Rapid Finance provides products and services. Further information regarding these and other risks is included in China Rapid Finance's reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this announcement and in the attachments is as of the date of this announcement, and China Rapid Finance undertakes no duty to update such information except as required under applicable law.

Investor Relations Contacts:

Internal:

China Rapid Finance

Marlene Pan

Director of Investor Relations

Tel: +86 (21) 6032-5999

Email: IR@crfchina.com

External:

The Blueshirt Group

Exhibit 99.1

Gary T. Dvorchak, CFA

Tel: +1 (323) 240-5796

Email: gary@blueshirtgroup.com